Exhibit 10.8
INDEX SUB-LICENSE AGREEMENT
This AGREEMENT, effective as of February 5, 2025 by and among Franklin Templeton Companies, LLC (“Franklin”) and the Franklin Crypto Trust, a Delaware statutory trust (the “Trust”), on behalf of the Franklin Crypto Index ETF series of the Trust (the “Fund”).
WHEREAS, Franklin is a party to the Financial Product License Agreement with CF Benchmarks Ltd (“CF Benchmark”), dated as of October 10, 2023, including any schedules, amendments or attachments thereto (collectively, the “License Agreement”), pursuant to which Franklin has a license to use the CF Benchmark index listed in Exhibit A (the “Index”) and associated trade names, trademarks, and service marks (“Marks”), and to sub-license such Index and Marks to the Fund; and
WHEREAS, the Fund is an index-based exchange-traded fund that seeks to track the performance of an underlying index; and
WHEREAS, Franklin wishes to sub-license the Index and Marks to the Trust, on behalf of the Fund, relating to the Fund’s use of the Index as its underlying index as indicated on Exhibit A.
NOW, THEREFORE, for good and valuable consideration, the receipt whereof is hereby acknowledged, and the mutual performance of the undertakings herein, it is agreed by and among the parties hereto as follows:
1. Sub-License. Franklin hereby sublicenses to the Fund the rights granted to Franklin under the License Agreement with respect to the Fund’s underlying Index listed in Exhibit A.
2. No Ownership Rights. The Fund acknowledges that the Index and Marks are the exclusive property of CF Benchmark, and that CF Benchmark has and retains all proprietary rights therein. Nothing in this Agreement shall be construed to transfer to the Fund any ownership right to, or equity interest in, the Index or Marks, or to or in any proprietary right therein, including, without limitation, any trademark or copyright interest.
3. Fees. This sub-license of the Index and the Marks by Franklin to the Fund is provided by Franklin at no cost to the Trust or the Fund.
4. Representations and Warranties by Franklin. Franklin represents and warrants to the Fund that it has the right under the License Agreement to sub‑license the Index and the Marks to the Fund under this Agreement, and that to its actual knowledge, the Fund’s use of the Index and the Marks in accordance with this Agreement shall not infringe on the intellectual property rights of any third party.
5. Term and Termination. This Agreement may be terminated with respect to the Fund by a written instrument signed by Franklin and the Trust with respect to the Fund. In addition, this Agreement shall terminate immediately upon termination of the License Agreement.
6. Amendments. This Agreement may be amended by a writing signed by both parties.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their officers thereunto duly authorized on February 5, 2025.

Franklin Templeton Companies, LLC

/s/ J. Matthew Gowdy
Name:   J. Matthew Gowdy
Title:    Senior Vice President and Assistant Secretary

Franklin Crypto Trust,
on behalf of the Franklin Crypto Index ETF
by: Franklin Holdings, LLC not in its individual capacity by solely as sponsor of the Trust and the Fund:

/s/ Julie Patel
Name: Julie Patel
Title: Vice President and Secretary

EXHIBIT A

Series of the Trust	Index
Franklin Crypto Index ETF	CF Institutional Digital Asset Index – US–Settlement Price